Exhibit 99.2
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,

Amounts in thousands of U.S. Dollars	Note	2022	2021	2022	2021
Revenue	4	$31,772	$19,974	$81,963	$51,290
Cost of goods sold		(10,785)	(7,565)	(30,589)	(18,384)
Gross profit		20,987	12,409	51,374	32,906
Selling expenses		(11,240)	(9,035)	(31,293)	(21,718)
Administrative expenses		(11,998)	(11,086)	(40,391)	(35,669)
Research and development expenses		(6,443)	(4,210)	(19,761)	(13,419)
Other operating income		725	276	1,292	1,039
Operating loss		(7,969)	(11,646)	(38,779)	(36,861)
Interest, net		(112)	(57)	(367)	(2,010)
Foreign exchange, net		6,427	4,853	16,906	(648)
Other financial expenses		—	18	—	(1,738)
Loss before tax		(1,654)	(6,832)	(22,240)	(41,257)
Income tax benefit	5	366	1,361	3,960	10,890
Net loss for the period (Attributable to shareholders of the Parent)		$(1,288)	$(5,471)	$(18,280)	$(30,367)
Basic and diluted loss per share	9	$(0.01)	$(0.05)	$(0.15)	$(0.37)

Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(31,989)	(16,703)	(84,378)	(24,089)
Other comprehensive loss for the period, net of tax		(31,989)	(16,703)	(84,378)	(24,089)
Total comprehensive loss for the period, net of tax		$(33,277)	$(22,174)	$(102,658)	$(54,456)
Total comprehensive loss for the period (Attributable to shareholders of the Parent)		$(33,277)	$(22,174)	$(102,658)	$(54,456)

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

Amounts in thousands of U.S. Dollars	Note	As of September 30, 2022	As of December 31, 2021
ASSETS
Non-current assets
Intangible assets		243,257	308,124
Property, plant and equipment		13,409	12,696
Right-of-use asset		9,608	8,778
Deferred tax assets	5	12,106	9,091
Other long-term receivables		347	422
Total non-current assets		$278,727	$339,111
Current assets
Inventories		35,742	28,940
Trade receivables		30,088	42,061
Other receivables		7,277	4,094
Prepaid expenses and accrued income		9,200	7,476
Cash at bank and in hand		77,126	118,096
Total current assets		159,433	200,667
TOTAL ASSETS		$438,160	$539,778
EQUITY
Share capital	6	30,988	30,964
Other contributed capital	6	511,867	506,008
Reserves/(Deficit)		(82,670)	1,701
Accumulated Deficit		(81,284)	(62,997)
Total equity attributable to shareholders of the Parent		$378,901	$475,676
LIABILITIES
Non-current liabilities
Lease liabilities	7	6,764	5,427
Deferred tax liabilities	5	21,427	27,092
Total non-current liabilities		$28,191	$32,519
Current liabilities
Lease liabilities	7	2,355	2,952
Accounts payable		10,422	8,668
Current tax liabilities		1,419	314
Other current liabilities	10	16,872	19,649
Total current liabilities		31,068	31,583
Total liabilities		$59,259	$64,102
TOTAL EQUITY AND LIABILITIES		$438,160	$539,778

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021 (UNAUDITED)

Amounts in thousands of U.S. Dollars	Notes	Share Capital	Other Contributed Capital	Reserves	Accumulated Loss	Total Equity
As of December 31, 2021		$30,964	$506,008	$1,701	$(62,997)	$475,676
Net loss for the period		—	—	—	(18,280)	(18,280)
Other comprehensive loss for the period		—	—	(84,378)	—	(84,378)
Total comprehensive loss for the period		—	—	(84,378)	(18,280)	(102,658)
New share issue, net	6	24	—	—	—	24
Share-based compensation	6	—	5,859	—	—	5,859
As of September 30, 2022		$30,988	$511,867	$(82,677)	$(81,277)	$378,901

Amounts in thousands of U.S. Dollars	Notes	Share Capital	Other Contributed Capital	Reserves	Accumulated Loss	Total Equity
As of December 31, 2020		$27,224	$257,774	$39,360	$(24,658)	$299,700
Net loss for the period		—	—	—	(30,367)	(30,367)
Other comprehensive loss for the period		—	—	(24,089)	—	(24,089)
Total comprehensive loss for the period		—	—	(24,089)	(30,367)	(54,456)
New share issue, net	6	3,740	245,543	—	—	249,283
Share-based compensation	6		636	—	—	636
As of September 30, 2021		$30,964	$503,953	$15,271	$(55,025)	$495,163

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Nine months ended September 30,
Amounts in thousands of U.S. Dollars	Note	2022	2021
Operating activities
Loss before tax		$(22,240)	$(41,257)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		13,034	11,176
Net finance expense/(income)		(16,425)	4,396
Loss on sale of assets		401	36
Share-based compensation expense	6	5,826	636
Other		(94)	—
Changes in working capital:
(Increase) in inventories		(13,194)	(6,723)
Decrease in accounts receivable		7,738	9,194
(Increase) in other current receivables		(6,435)	(8,804)
Increase/(Decrease) in trade payables		3,281	(1,041)
(Decrease) in other current liabilities		(555)	(1,821)
Interest received		40	—
Interest paid		(407)	(2,192)
Tax paid		(937)	(2,618)
Cash flow used in operating activities		$(29,967)	$(39,018)
Investing activities
Purchase of intangible assets		(1,060)	(4,338)
Purchase of property, plant and equipment		(5,115)	(4,784)
Proceeds from sale of property, plant and equipment		—	145
Decrease/(Increase) in other non-current financial assets		56	(301)
Cash flow used in investing activities		$(6,119)	$(9,278)
Financing activities
Proceeds from issue of share capital	6	24	264,706
Share issue costs	6	—	(19,484)
Proceeds from interest-bearing loans and borrowings		—	2,311
Repayment of interest-bearing loans and borrowings	7	—	(65,627)
Payment of principal portion of lease liability		(2,144)	(1,952)
Cash flow (used in)/from financing activities		$(2,120)	$179,954
Net cash flow during the period		(38,206)	131,658
Cash at bank and in hand at the beginning of the period		118,096	8,655
Net foreign exchange difference		(2,764)	(157)
Cash at bank and in hand at the end of the period		$77,126	$140,156

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. General information
On January 27, 2021, Knilo HoldCo AB was registered as a Swedish public limited company and renamed as Olink Holding AB (publ) (Olink or the “Company"). The Company has ten wholly owned subsidiaries. The Company and its subsidiaries develop, produce, market and sell biotechnological products and services along with thereof related activities. The Company is located at Uppsala Science Park, Dag Hammarskjölds väg 54A, SE-752 37 UPPSALA, Sweden.

On March 29, 2021, the Company completed its initial public offering (the “Offering”) in the United States. The Company’s American Depositary Shares (“ADSs”) were approved for listing on The Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “OLK”. Trading on Nasdaq commenced at market open on March 25, 2021. The ultimate parent of the Company is Summa Equity Holding AB, Stockholm, Sweden.

The Company’s interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 10, 2022.
2. Basis of preparation and summary of significant accounting policies

2.1. Basis of preparation
The interim condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Company has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast doubt over this assumption and that the Company has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated financial statements are presented in thousands of US dollars unless otherwise stated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual report filed on Form 20-F as of December 31, 2021.

2.2. New standards, interpretations and amendments
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of new standards effective as of January 1, 2022. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2022: Reference to the Conceptual Framework – amendments to IFRS 3, Property, Plant and Equipment - Proceeds before Intended Use– amendments to IAS 16, Onerous Contracts - Cost of Fulfilling a Contract - amendments to IAS 37 and Annual Improvements to IFRS Standards 2018-2020– amendments to IFRS 1, IFRS 9, IFRS 16, and IFRS 41. None of these amendments have a material impact on the interim condensed consolidated financial statements of the Company.

3. Significant accounting estimates and judgments
In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2021.
The COVID-19 pandemic has adversely affected, and we expect will continue to adversely affect, elements of our business. COVID-19 has primarily disrupted the customer end of the supply chain, with some customer labs operating at reduced capacity. Our production and manufacturing facilities are located in Uppsala, Sweden and Waltham, Massachusetts and we have not to date experienced any material disruptions to our production or supply of goods. However, we increased our inventory level in 2020 and 2021 in order to operate with a higher level of inventory than we have done historically.

We are continuing to closely monitor how the pandemic and related response measures and the armed conflict between Russia and Ukraine, are affecting our business. At September 30, 2022 we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables. Olink does not have significant sales or direct supply from Russia, Belarus, or Ukraine, though the impact from the armed conflict between Russia and Ukraine on macro-economic conditions is currently unknown and could in the future have a negative effect on our results of operations, cash flows, financial condition or growth plans. Although we have not yet detected an increase in cyberattacks or attempted cyberattacks, we continue to closely monitor our IT systems based on the general risk of potential cyberattacks by state or quasi-state actors as a result of the Russia/Ukraine conflict.
4. Segments and Revenue from contracts with customer

4.1. Description of segments and principal activities
Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of the Company. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Evaluation of segment performance is primarily based on revenue growth. Profit or loss is measured consistently with net profit or net loss in the interim condensed consolidated financial statements. The CODM monitors the operating segments based on revenue growth and gross profit under two segments: Kit and Service. All other operating segments have been aggregated and are included within the Corporate / Unallocated heading.

The Company’s research and development activities, sales & administrative activities, financing (including finance costs, finance income and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments. Such expenditure is included in corporate/ unallocated.

4.2. Revenue and Gross Profit
The following tables presents the Company’s key financial information by segment:

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021
Kit
Revenue	$13,395	$3,668	$24,535	$11,534
Total segment revenue	$13,395	$3,668	$24,535	$11,534
Cost of goods sold	$(1,696)	$(456)	$(3,120)	$(1,673)
Gross profit	$11,699	$3,212	$21,415	$9,861
Service
Revenue	$15,132	$15,123	$49,623	$36,528
Total segment revenue	15,132	15,123	49,623	36,528
Cost of goods sold	(7,444)	(6,806)	(23,369)	(15,473)
Gross profit	$7,688	$8,317	$26,254	$21,055
Total segments
Revenue	$28,527	$18,791	$74,158	$48,062
Total segment revenue	28,527	18,791	74,158	48,062
Cost of goods sold	(9,140)	(7,262)	(26,489)	(17,146)
Gross profit	$19,387	$11,529	$47,669	$30,916
Corporate / Unallocated
Revenue	$3,245	$1,183	$7,805	$3,228
Total segment revenue	3,245	1,183	7,805	3,228
Cost of goods sold	(1,645)	(303)	(4,100)	(1,238)
Gross profit	$1,600	$880	$3,705	$1,990
Consolidated
Revenue	$31,772	$19,974	$81,963	$51,290
Total segment revenue	31,772	19,974	81,963	51,290
Cost of goods sold	(10,785)	(7,565)	(30,589)	(18,384)
Gross profit	$20,987	$12,409	$51,374	$32,906

4.3. Disaggregation of revenue from contracts with customers
The Company derives revenue primarily from the sales of own-produced finished goods and services to customers in the following geographical regions:

			Corporate /
For the three months ended September 30, 2022	Kit	Service	Unallocated	Total
Sweden	186	115	83	384
Americas	5,337	5,225	1,842	12,404
EMEA (excluding Sweden)	4,818	9,127	680	14,625
China	1,133	—	423	1,556
Japan	727	562	40	1,329
Rest of world	1,194	103	177	1,474
	$13,395	$15,132	$3,245	$31,772

			Corporate /
For the three months ended September 30, 2021	Kit	Service	Unallocated	Total
Sweden	638	970	675	2,283
Americas	1,593	5,098	183	6,874
EMEA (excluding Sweden)	729	8,576	215	9,520
China	606	—	66	672
Japan	99	473	44	616
Rest of world	3	6	—	9
	$3,668	$15,123	$1,183	$19,974

			Corporate /
For the nine months ended September 30, 2022	Kit	Service	Unallocated	Total
Sweden	608	1,226	412	2,246
Americas	9,640	21,241	3,759	34,640
EMEA (excluding Sweden)	9,618	23,836	2,008	35,462
China	2,054	29	1,086	3,169
Japan	857	2,190	104	3,151
Rest of world	1,758	1,101	436	3,295
	$24,535	$49,623	$7,805	$81,963

			Corporate /
For the nine months ended September 30, 2021	Kit	Service	Unallocated	Total
Sweden	1,314	1,954	2,103	5,371
Americas	4,852	16,684	446	21,982
EMEA (excluding Sweden)	4,040	16,133	475	20,648
China	1,131	—	125	1,256
Japan	148	1,426	66	1,640
Rest of world	49	331	13	393
	$11,534	$36,528	$3,228	$51,290

4.4. Seasonality of operations
The Company experiences seasonality in revenue due to customers’ annual budget cycle. The seasonality results from several factors, including the procurement and budgeting cycles customers, especially government or grant-funded customers, whose cycles often coincide with government fiscal year ends. Similarly, biopharmaceutical customers typically have calendar year fiscal years which also result in a disproportionate amount of purchasing activity occurring during the fourth quarter. The seasonality impacts both segments; therefore, higher revenues and operating profits are usually expected in the second half of the year rather than in the first six months. This information is provided to allow for a better understanding of the results; however, management has concluded that this is not ‘highly seasonal’ in accordance with IAS 34.
5. Income tax

	Three months ended		Nine months ended
	September 30,		September 30,
Amounts in thousands of U.S. Dollars	2022	2021	2022	2021
Current tax benefit/(expense)	(695)	1	(1474)	(132)
Deferred tax benefit	1,061	1,360	5,434	11,022
Income tax benefit	$366	$1,361	$3,960	$10,890
Effective tax rate	22%	20%	18%	26%

The Company operates in multiple jurisdictions globally with significant operations outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting earnings and the applicable tax rates in the jurisdictions where the Company operates.
6. Share capital
(A)Reorganization of share structure
On March 16, 2021, the Company’s shareholders approved the adoption of new articles of association which provided for the reorganization of existing common and preferred shares into one single share class. Pursuant to the new articles of association, each class of shares were reorganized into one class of common shares as follows:
The common shares series A have been re-designated as 56,221,500 common shares;
The common shares series B have been re-designated as 250,000 common shares;
The preferred share series A have been re-designated as one common share; and
The preferred shares series B1 have been re-designated as 200,755,561 common shares.
Furthermore, on March 16, 2021, the Company’s shareholders resolved to conduct a reverse share split where the total number of outstanding common shares (257,227,062) was consolidated into 105,771,768 common shares.

(B)Initial public offering

On March 29, 2021, the Company completed an initial public offering of 13,235,294 ADSs, representing 13,235,294 common shares, at an initial public offering price of $20.00 per share. The net proceeds from the initial public offering were $249.3 million, after deducting the underwriting discounts, net of deferred taxes, and other initial public offering costs associated with the filing.

Following the initial public offering on March 29, 2021 the Company had 119,007,062 shares outstanding.

(C)New share issue
On March 29, 2022, the Company issued 91,056 shares, associated with the vesting of RSUs in the incentive award plan. Following this new share issue, the Company had 119,098,118 shares outstanding.

(D)Incentive award plan

On April 7, 2022 at the Annual General Meeting, our shareholders resolved to adopt two long term incentive programs, LTI I 2022 and LTI II 2022 and simultaneously approved and made effective our Amended and Restated 2021 Incentive Award Plan (the “Plan”). The Plan amends and restates the 2021 Incentive Award Plan, which was initially adopted by the Company on March 16, 2021, and approved by the shareholders of the Company on March 16, 2021, in connection with approval by the Company’s shareholders of LTI 2021 (the “Original Plan”). The principal purpose of the Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The company has previously filed a registration statement on Form S-8 covering 1,085,900 shares under the Original Plan and has now registered an additional 594,403 common shares under the Amended and Restated 2021 Incentive Award Plan. A total of 1,680,303 shares are available for issuance pursuant to a variety of stock-based compensation awards, including stock options, restricted stock unit awards and performance-based restricted stock unit awards; provided, however, that no more than 1,680,303 additional shares may be issued. Shares available under LTI 2021, LTI I 2022 and LTI II 2022 will, subject to the terms and conditions of the Plan, be issued when the awards under the respective program vest over a four-year period from grant date, and, in case of stock options, upon the option holder exercising the option. The expiration date on stock options awarded under the programs is five years from grant date.

In connection with the closing of the initial public offering, the Company granted options to purchase an aggregate of 620,675 common shares out of the Original Plan, of which 442,789 options were granted to certain executive officers and directors, in each case with an exercise price equal to 125% of the initial public offering price of $20.00. During the second quarter of 2022, 107,074 options that had been approved at the Annual General Meeting on April 7, 2022, were awarded to certain executive officers and directors, in each case with an exercise price of $17.39. Such options shall vest over four years, subject to the terms and conditions of the Plan. The expiration date on the options is five years from grant date.

The share-based compensation cost is calculated according to the following: Fair value per option at grant date multiplied by the number of outstanding share options multiplied by the number of days passed and divided by the total number of days in the vesting period. To calculate fair value per share option at the grant date, the principles of the Black-Scholes model have been used. The expense associated with these stock options amounted to $0.3 million for the three months ended September 30, 2022 and $0.7 million for the nine months ended September 30, 2022. The expense associated with these stock options amounted to $0.3 million and $0.6 million for the three and nine months ended September 30, 2021. These are recorded within selling, administrative and research and development expenses within the income statement.

A summary of stock option activity under the Company's Plan relating to awards to certain officers and directors as of September 30, 2022, and changes during the nine months ended September 30, 2022, are as follows:

	Outstanding Stock Options	Weighted Average Exercise Price
Balance as of January 1, 2022	442,789	25.00
Granted	107,074	17.39
Forfeited	—	—
Balance as of September 30, 2022	549,863	$23.52
Vested and exercisable as of September 30, 2022	110,706

During the third quarter of 2021, 465,225 restricted stock units (“RSUs”) that had been approved at the Annual General Meeting on March 16, 2021 were awarded to employees currently employed by Olink under the Original Plan. Of this, 251,583 RSUs were outstanding as of September 30, 2022, of which 81,054 to our executive officers. During 2022, 587,445 RSUs that had been approved at the Annual General Meeting on April 7, 2022 were awarded to employees currently employed by Olink under the Plan. 582,102 RSUs are outstanding as of September 30, 2022, of which 112,493 RSUs were granted to our executive officers. The RSUs will vest during a four-year period; new shares will be issued when the RSU’s vest.

The expense associated with these RSUs amounted to $5.9 million for the nine months ended September 30, 2022 and $1.7 million for the three months ended September 30, 2022. The expense associated with these RSUs amounted to $0.1 million for the nine months ended September 30, 2021 and $0.1 million for the three months ended September 30, 2021. These are recorded within selling, administrative, research and development and cost of goods sold expenses within the income statement.

The following is a summary of the RSU activity under the Company’s plan and related information as of September 30, 2022, and changes during the nine months ended September 30, 2022:

	Outstanding Restricted Stock Units	Weighted Average Grant Date Fair Value
Balance as of January 1, 2022	335,449	23.75
Granted	607,903	17.60
Forfeited	(22,003)	—
Vested	(87,664)	23.75
Balance as of September 30, 2022	833,685	$19.38
7. Fair values
As of September 30, 2022 and December 31, 2021, respectively, the fair values of cash at bank, accounts receivables, other receivables, accounts payable, and advance payments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments. There were no loan facilities as of September 30, 2022 nor as of December 31, 2021.
8. Related-party transactions
The Company entered the following related party transaction in the prior year period:
Management Service Agreements

On March 25, 2021, the Company terminated the Summa management service agreement and concurrently paid the success fee of approximately $2.25 million in connection with the initial public offering.
The Company did not enter any related party transaction agreements in the period current year.
9. Earnings per share
Earnings per share for the Company is calculated by taking the net loss for the period divided by the weighted average of outstanding common shares during the period.

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Net loss for the period	(1,288)	(5,471)	(18,280)	(30,367)
Less accumulated preferred dividend yield	—	—	—	(4,301)
Total	(1,288)	(5,471)	(18,280)	(34,668)
Weighted average number of shares (thousands)	119,098	119,007	119,069	92,607
Basic and diluted loss per share	(0.01)	(0.05)	(0.15)	(0.37)
As of September 30, 2022, the Company has the following potential common shares that can be potentially dilutive but are antidilutive as of September 30, 2022, and are therefore excluded from the weighted average number of common shares for the purpose of diluted loss per share:

i.549,863 outstanding stock options related to the Amended and Restated 2021 Incentive Award Plan (see note 6)
ii.833,685 restricted stock units related to the Amended and Restated 2021 Incentive Award Plan (see note 6)
As of September 30, 2021, 1,085,900 common shares were available for future issuance, of which options to purchase 620,675 common shares had been granted. These can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

The weighted average number of shares reflect the impact of the Company’s reverse share split as discussed in Note 6 for all periods presented. The accumulated preferred dividend yield established under the Company’s Management Shareholder Agreement ceased, in accordance with this agreement, without any requirement for such accumulated preferred dividend yield to be paid out as a result of the share reorganization that took place on March 16, 2021 in anticipation of the initial public offering. The $4.3 million for September 30, 2021 represents the preferred dividend yield calculated through the March 16, 2021 share reorganization as discussed in Note 6. There is no annual cash dividend declared or payable.

10. Other current liabilities
Other current liabilities consist of the following:

Amounts in thousands of U.S. Dollars	As of September 30, 2022	As of December 31, 2021
Salaries and wages	$8,764	$6,306
Advance invoiced customers	1,079	5,447
Royalties	1,761	1,233
Other current liabilities	5,268	6,663
Total	$16,872	$19,649

Advanced invoiced customers on September 30, 2022 has decreased by $4,4 million compared to December 31, 2021. The balance as of December 31, 2021 was mainly related to one large project that has now been completed.
11. Subsequent events
The Company performed a review of events subsequent to the balance sheet date through the date the financial statements were issued and determined that there were no such events requiring recognition or disclosure in the financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations

		Three months ended September 30,		Nine months ended September 30,

Amounts in thousands of U.S. Dollars	Note	2022	2021	2022	2021
Revenue	4	$31,772	$19,974	$81,963	$51,290
Cost of goods sold		(10,785)	(7,565)	(30,589)	(18,384)
Gross profit		20,987	12,409	51,374	32,906
Selling expenses		(11,240)	(9,035)	(31,293)	(21,718)
Administrative expenses		(11,998)	(11,086)	(40,391)	(35,669)
Research and development expenses		(6,443)	(4,210)	(19,761)	(13,419)
Other operating income		725	276	1,292	1,039
Operating loss		(7,969)	(11,646)	(38,779)	(36,861)
Interest, net		(112)	(57)	(367)	(2,010)
Foreign exchange, net		6,427	4,853	16,906	(648)
Other financial expenses		—	18	—	(1,738)
Loss before tax		(1,654)	(6,832)	(22,240)	(41,257)
Income tax benefit	5	366	1,361	3,960	10,890
Net loss for the period (Attributable to shareholders of the Parent)		$(1,288)	$(5,471)	$(18,280)	$(30,367)
Basic and diluted loss per share	9	$(0.01)	$(0.05)	$(0.15)	$(0.37)

Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(31,989)	(16,703)	(52,389)	(24,089)
Other comprehensive loss for the period, net of tax		(31,989)	(16,703)	(84,378)	(24,089)
Total comprehensive loss for the period, net of tax		$(33,277)	$(22,174)	$(102,658)	$(54,456)
Total comprehensive loss for the period (Attributable to shareholders of the Parent)		$(33,277)	$(22,174)	$(102,658)	$(54,456)

The following analysis includes EBITDA, Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage which are measures not calculated in accordance with IFRS. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled “Non-IFRS Reconciliations” below.

Revenue
Revenue for the three months ended September 30, 2022 was $31.8 million compared to $20.0 million for the three months ended September 30, 2021. The increase of $11.8 million, or 59%, was driven primarily by Explore Kit revenues, with the Kit segment growing 265%. The Service segment was flat year over year. The Explore platform accounted for 68% of Q3 2022 revenues.

Revenue for the nine months ended September 30, 2022 was $82.0 million compared to $51.3 million for the nine months ended September 30, 2021. The increase of $30.7 million, or 60%, was driven primarily by increased volumes in both Kit and Service segment.

Gross Profit/Gross Profit Percentage
Gross profit for the three months ended September 30, 2022 was $21.0 million compared to $12.4 million for the three months ended September 30, 2021. The increase of $8.6 million, or 69%, was mainly due to year over year revenue growth.
The increase in gross profit percentage of 4% was driven primarily by increased Kit volumes.

Gross profit for the nine months ended September 30, 2022 was $51.4 million compared to $32.9 million for the nine months ended September 30, 2021. The increase of $18.5 million, or 56%, was driven primarily by increased year over year volume growth in both Kit and Service segment.
Operating Expenses
Total operating expenses for the three months ended September 30, 2022 were $29.0 million compared to $24.1 million for the three months ended September 30, 2021. The increase of $4.9 million, or 20%, was largely due to expansion and investments in the overall Olink organization as well as additional costs as a public company.

Total operating expenses for the nine months ended September 30, 2022 were $90.2 million compared to $69.8 million for the nine months ended September 30, 2021. The increase of $20.4 million, or 29%, was largely due to costs associated with continued organizational development, especially within the commercial organization.

Segment Information

Kit Revenues
Kit revenues represented 42% of our revenues for the three months ended September 30, 2022 compared to 18% for the three months ended September 30, 2021 and grew 265% year over year primarily as a result of continued Explore and Target revenue growth. The Company generated an adjusted gross profit percentage of 89% on Kit revenues for the three months ended September 30, 2022 compared to 91% for the three months ended September 30, 2021. The decrease in adjusted gross margin for kits was primarily due to lower average selling prices compared to last year.

Kit revenues represented 30% of the Company’s revenues for the nine months ended September 30, 2022 compared to 22% for the nine months ended September 30, 2021 and grew 113% year over year primarily as a result of both Explore and Target revenue growth. The Company generated an adjusted gross profit percentage of 89% on Kit revenues for the nine months ended September 30, 2022 compared to 88% for the nine months ended September 30, 2021. The increase in adjusted gross margin for kits was primarily due to lower manufacturing expenses.
Service Revenues
Service revenues represented 48% of our revenues for the three months ended September 30, 2022 compared to 76% for the three months ended September 30, 2021 and was flat year over year primarily as a result of the total product mix moved towards the Kit business.
We generated an adjusted gross profit percentage of 55% on Service revenues for the three months ended September 30, 2022 compared to 59% for the three months ended September 30, 2021. The decline in analysis services margin was driven primarily by increased investments and consumables required for the continued expansion of our lab capacity.

Service revenues represented 61% of our revenues for the nine months ended September 30, 2022 compared to 71% for the nine months ended September 30, 2021 and grew 36% year over year primarily as a result of a solid year over year growth in Explore revenues.

We generated an adjusted gross profit percentage of 57% on Service revenues for the nine months ended September 30, 2022 compared to 62% for the nine months ended September 30, 2021. The decrease in adjusted gross profit percentage compared to the nine months ended September 30, 2021 was primarily associated with increased investments necessary to increase capacity in our service labs.

Non-IFRS Reconciliations
We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance.
EBITDA and Adjusted EBITDA
We use the non-IFRS measures of EBITDA and Adjusted EBITDA. We define EBITDA as profit for the year before accounting for finance income, finance costs, tax, depreciation, and amortization of acquisition intangibles. We define Adjusted EBITDA as profit for the year before accounting for finance income, finance costs, tax, depreciation, amortization of acquisition intangibles, and management adjustments and share-based compensation expenses. Management adjustments generally consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be unique based on their nature and incidence or by their significance. As a result, the composition of these items may vary from year to year.

 We present Adjusted EBITDA because we believe this measure can provide useful information to investors and analysts regarding the operational results of the business, as EBITDA is a fairly common metric with which market participants are familiar.

A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, is set forth below:

	Three months ended		Nine months ended
	September 30,		September 30,
Amounts in thousands of U.S. Dollars	2022	2021	2022	2021
Operating loss	(7,969)	(11,646)	(38,779)	(36,861)
Add:
Amortization	2,708	2,650	8,530	8,098
Depreciation	1,532	1,106	4,504	3,078
EBITDA	(3,729)	(7,890)	(25,745)	(25,685)
Management Adjustments	189	39	990	7,861
Share-based compensation expenses	1,808	335	5,962	636
Adjusted EBITDA	(1,732)	(7,516)	(18,793)	(17,188)

Management adjustments for the three months ended September 30, 2022 amounted to $0.2 million and primarily includes costs related to the Nasdaq listing. Adjusted EBITDA for the three months ended September

30, 2022 includes an add back of $1.8 million of share-based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan.
Management adjustments for the nine months ended September 30, 2022 amounted to $1.0 million and mainly refers to costs related to the Nasdaq listing. Management adjustments for the nine months ended September 30, 2021 amounted to $7.9 million of costs associated with the initial and secondary public offerings. Adjusted EBITDA for the nine months ended September 30, 2022, includes an add back of $6.0 million of share-based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan.
Adjusted Gross Profit, including Adjusted Gross Profit Percentage
We use the non-IFRS measure of Adjusted Gross Profit, including Adjusted Gross Profit Percentage. We define Adjusted Gross Profit as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of material transactions or events that we believe are not indicative of our core operating performance, such as share-based compensation expenses.
We believe that Adjusted Gross Profit, including Adjusted Gross Profit Percentage, provides important information to management and to investors regarding our core profit margin on sales. These are primary profit or loss measures we use to make resource allocation decisions and evaluate segment performance. Adjusted gross profit assists management in comparing the segment performance on a consistent basis for purposes of business decision-making by removing the impact of certain items we believe do not directly reflect our core operations and, therefore, are not included in measuring segment performance.
Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:

	Three months ended		Nine months ended
	September 30,		September 30,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2022	2021	2022	2021
Revenue	31,772	19,974	81,963	51,290
Cost of goods sold	(10,785)	(7,565)	(30,589)	(18,384)
Gross Profit	20,987	12,409	51,374	32,906
Gross Profit %	66.1%	62.1%	62.7%	64.2%
Less:
Depreciation charges	748	691	2,298	1,892
Share-based compensation expenses	65	—	234	—
Adjusted Gross Profit	21,800	13,100	53,906	34,798
Adjusted Gross Profit %	68.6%	65.6%	65.8%	67.8%
Adjusted gross profit percentage for the three months ended September 30, 2022 was 69% compared to an adjusted gross profit percentage of 66% for the three months ended September 30, 2021. Adjustments to arrive at Adjusted gross profit for the three months ended September 30, 2022 and for the three months ended September 30, 2021 consists of $0.7 million and $0.7 million, respectively, related to depreciation charges and $0.1 and $0.0 million respectively related to share-based compensation expenses.

Adjusted gross profit percentage for the nine months ended September 30, 2022 was 66% compared to an adjusted gross profit percentage of 68% for the nine months ended September 30, 2021. Adjustments to arrive at Adjusted gross profit for the nine months ended September 30, 2022 and for the nine months ended September 30, 2021 consists of $2.3 million and $1.9 million, respectively, related to depreciation charges and $0.2 million and $0.0 million, respectively, related to share-based compensation expenses.
Reconciliation of adjusted gross profit to gross profit, the most comparable IFRS measure, by segment:

	Three months ended September 30,		Nine months ended September 30,
Amounts in thousands of U.S. Dollars unless otherwise stated	2022	2021	2022	2021
Kit
Revenue	13,395	3,668	24,535	11,534
Cost of goods sold	(1,696)	(456)	(3,120)	(1,673)
Gross profit	$11,699	$3,212	$21,415	$9,861
Gross profit margin	87.3%	87.6%	87.3%	85.5%
Less:
Depreciation charges	142	116	410	317
Share-based compensation expenses	42	—	122	—
Adjusted Gross Profit	$11,883	$3,328	$21,947	$10,178
Adjusted Gross Profit %	88.7%	90.7%	89.5%	88.2%

Service
Revenue	15,132	15,123	49,623	36,528
Cost of goods sold	(7,444)	(6,806)	(23,369)	(15,473)
Gross profit	$7,688	$8,317	$26,254	$21,055
Gross profit margin	50.8%	55.0%	52.9%	57.6%
Less:
Depreciation charges	605	575	1,888	1,575
Share-based compensation expenses	23	—	112	—
Adjusted Gross Profit	$8,316	$8,892	$28,254	$22,630
Adjusted Gross Profit %	55.0%	58.8%	56.9%	62.0%

Corporate / Unallocated
Revenue	3,245	1,183	7,805	3,228
Cost of goods sold	(1,645)	(303)	(4,100)	(1,238)
Gross profit	$1,600	$880	$3,705	$1,990
Gross profit margin	49.3%	74.4%	47.5%	61.6%
Less:
Depreciation charges	—	—	—	—
Share-based compensation expenses	—	—	—	—
Adjusted Gross Profit	$1,600	$880	$3,705	$1,990
Adjusted Gross Profit %	49.3%	74.4%	47.5%	61.6%